SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 20, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Team Leader

Completion of Merger

1.	Schedules of Merger

Schedules	KT Corporation	KT Capital Co.

Date of resolution by the Board of Directors	August 8, 2013	August 8, 2013

Announcement of closing of shareholder registry	August 9, 2013	-

Date of split off and merger agreement	August 13, 2013	August 13, 2013

Record Date	August 26, 2013	-

Announcement of Small-Scale Merger	August 27, 2013	-

Duration of registry closure:	August 27, 2013 ~ September 3, 2013	-

Duration of notification of dissent from the merger by shareholders	August 27, 2013 ~ September 10, 2013

Date of resolution by the Board of Directors in lieu of a general shareholders’ meeting	January 27, 2014	January 27, 2014

Duration of notification of submitting objections by creditors	January 28, 2014 ~ February 28, 2014	January 28, 2014 ~ February 28, 2014

Record date of the merger	March 13, 2014	March 13, 2014

Date of resolution of Board of Directors in lieu of Split off and Merger Completion Meeting	March 18, 2014	March 18, 2014

Announcement of Completion of Spilt off and Merger	March 19, 2014	March 19, 2014

Date of registration of Spilt off and Merger	March 19, 2014	March 19, 2014

Note 1) As KT Corporation will execute this merger as a Small-Scale Merger, pursuant to Article 530-11 Clause 2 and Article 527-3 Clause 5 of the Korean Commercial Act, the appraisal rights of shareholders who dissent the merger will not be recognized.

Note 2) The record date of KT Corporation is the date to define shareholders who would notice their dissent from the merger.

Note 3) For KT Capital Co., the merger qualifies as a Simplified Merger by the consent of all of its shareholders, pursuant to Article 530-11 Clause 2 and Article 527-2 of the Korean Commercial Act.

Note 4) The resolution of Board of Directors will replace the Split Off and Merger Completion Meeting.

2.	Changes of Shareholding Structure

There are no new shares issued due to the Split off and Merger and there are no changes to the shareholding structure of major shareholders.

3.	Exercise of Appraisal Rights

As KT Corporation will execute this merger as a Small-Scale Merger, pursuant to Article 530-11 Clause 2 and Article 527-3 Clause 5 of the Korean Commercial Act, the appraisal rights of shareholders who dissent to the merger will not be recognized.

For KT Capital Co., the merger qualifies as a Simplified Merger by the consent of all of its shareholders pursuant to Article 530-11 Clause 2 and Article 527-2 of the Korean Commercial Act; and as such, the dissenting shareholders’ appraisal rights are not recognized.

4.	Measures of Protection for Creditors

KT Corporation circulated notice on Seoul Shinmun Newspaper on January 28, 2014 the duration of notification of submitting of objections by creditors, and KT Capital Co. circulated notice on Dong-a Daily Newspaper on January 28, 2014 the duration of notification of submitting objections by creditors. From January 28, 2014 to February 28, 2014, the duration of notification of submitting objections by creditors, no creditors submitted any objections to either KT Corporation or KT Capital Co.

5.	Lawsuits in relations to the Merger

Not Applicable.

6.	Allocation of New Shares

Not Applicable

7.	Summary of Statement of Financial Position

(As of December 31, 2013)	(Unit: KRW million)
Accounts	Before Merger		After Merger
	KT Corporation	Investment Business Division of KT Capital Co.	KT Corporation
Assets
I. Current assets	4,711,799	1,164	4,712,963
Cash and cash equivalents	1,023,946	—	1,023,946
Trade and other receivables	3,007,471	—	3,007,471
Other financial assets	15,002	—	15,002
Inventories, net	478,388	—	478,388
Assets to be disposed	34,429	—	34,429
Other current assets	152,563	1,164	153,727
II. Non-current assets	20,982,095	524,031	21,506,126
Trade and other receivables, net	674,795	—	674,795
Other financial assets	141,760	—	141,760
Property and equipment	13,087,625	—	13,087,625
Investment property	564,002	—	564,002
Intangible assets	2,712,527	—	2,712,527
Investments in jointly controlled entities and associates	3,361,677	523,890	3,885,567
Deferred income tax assets	401,109	141	401,250
Other non-current assets	38,600	—	38,600

Total Assets	25,693,894	525,195	26,219,089

Liabilities
I. Current liabilities	7,041,105	274,975	7,316,080
Trade and other payables	5,015,360	—	5,015,360
Borrowings	1,582,859	274,975	1,857,834
Other financial liabilities	49,392	—	49,392
Current income tax liabilities	—	—	—
Provisions	110,676	—	110,676
Deferred revenue	128,170	—	128,170
Other current liabilities	154,648	—	154,648
II. Non-current liabilities	7,608,732	140,000	7,748,732
Trade and other payables	1,048,918	—	1,048,918
Borrowings	5,702,972	140,000	5,842,972
Other financial liabilities	105,679	—	105,679
Defined benefit liabilities, net	520,788	—	520,788
Provisions	97,847	—	97,847
Deferred revenue	130,887	—	130,887
Other non-current liabilities	1,641	—	1,641

Total Liabilities	14,649,837	414,975	15,064,812

Shareholders’ Equity
I. Capital stock	1,564,499	—	1,564,499
II. Share premium	1,440,258	—	1,440,258
III. Retained earnings	9,277,248	—	9,277,248
IV. Accumulated other comprehensive income	–3,449	—	–3,449
V. Other components of equity	–1,234,499	110,220	–1,124,279

Total Shareholders’ Equity	11,044,057	110,220	11,154,277

Total Liabilities and Total Shareholders’ Equity	25,693,894	525,195	26,219,089

Note 1) Above statement of financial position has been prepared based on the separate statements of financial position of KT Corporation and KT Capital Co. as of December 31, 2013 and may differ from the statement of financial position on the record date of merger.